**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

**Report on Form 6-K dated August 18, 2006**

*This Report on Form 6-K shall be incorporated by reference in*
*our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-132662) and our*
*Registration Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the*
*extent not superseded by documents or reports subsequently filed by us under the Securities Act of*
*1933 or the Securities Exchange Act of 1934, in each case as amended*

_____

AngloGold Ashanti Limited
**(Name of Registrant)**

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
**(Address of Principal Executive Offices)**

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F:** ☒       Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏       **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏       **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏       **No**: ☒

Enclosures:    Unaudited condensed consolidated financial statements as of June 30, 2006 and December 31, 2005 and for each of the six month periods ended June 30, 2006 and 2005, prepared in accordance with U.S. GAAP, and related management's discussion and analysis of financial condition and results of operations.

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED INCOME STATEMENT**
Prepared in accordance with US GAAP

| | Six months ended June 30, | |
| --- | --- | --- |
| | **2006**<br>(unaudited) | **2005**<br>(unaudited) |
| | (in US Dollars, millions, except for share data) | |
| **Sales and other income** | 1,305 | 1,263 |
| Product sales | 1,292 | 1,241 |
| Interest, dividends and other | 13 | 22 |
| **Cost and expenses** | 1,612 | 1,222 |
| Production costs | 764 | 790 |
| Exploration costs | 29 | 22 |
| Related party transactions | 9 | 21 |
| General and administrative | 44 | 37 |
| Royalties | 25 | 20 |
| Market development costs | 8 | 7 |
| Depreciation, depletion and amortization | 338 | 282 |
| Impairment of assets (see note F) | - | 7 |
| Interest expense | 45 | 39 |
| Accretion expense | 9 | 1 |
| Employment severance costs | 4 | 7 |
| Profit on sale of assets, loans and indirect taxes (see note G) | (19) | - |
| Non-hedge derivative loss/(gains) | 356 | (11) |
| **(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change** | (307) | 41 |
| Taxation benefit | 7 | 15 |
| Minority interest | (16) | (11) |
| Equity income in affiliates | 33 | 19 |
| **(Loss)/income from continuing operations before cumulative effect of accounting change** | (283) | 64 |
| Discontinued operations (see note H) | 1 | (33) |
| **(Loss)/income before cumulative effect of accounting change** | (282) | 31 |
| Cumulative effect of accounting change, net of taxation of $11 million in 2005 (see note I) | - | (22) |
| **Net (loss)/income – applicable to common stockholders** | (282) | 9 |
| **Basic (loss)/earnings per common share : (cents)** | | |
| From continuing operations | (105) | 24 |
| Discontinued operations | - | (12) |
| Before cumulative effect of accounting change | (105) | 12 |
| Cumulative effect of accounting change | - | (8) |
| Net (loss)/income – applicable to common stockholders | (105) | 4 |
| **Diluted (loss)/earnings per common share : (cents)** | | |
| From continuing operations | (105) | 24 |
| Discontinued operations | - | (12) |
| Before cumulative effect of accounting change | (105) | 12 |
| Cumulative effect of accounting change | - | (8) |
| Net (loss)/income – applicable to common stockholders | (105) | 4 |
| **Weighted average number of common shares used in computation** | 269,068,365 | 264,522,557 |
| **Dividend per common share (cents)** | 10 | 30 |

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED BALANCE SHEET**
Prepared in accordance with US GAAP

| | At June 30, 2006 (unaudited) | At December 31, 2005 |
|---|---|---|
| | (in US Dollars, millions) | |
| **ASSETS** | | |
| **Current assets** | 1,699 | 1,401 |
| | | |
| Cash and cash equivalents | 332 | 196 |
| Restricted cash | 3 | 8 |
| Receivables | 1,010 | 884 |
| | | |
| Trade | 15 | 97 |
| Derivatives | 832 | 675 |
| Recoverable taxes, rebates, levies and duties | 61 | 45 |
| Other | 102 | 67 |
| | | |
| Inventories (see note B) | 301 | 260 |
| Materials on the leach pad (see note B) | 39 | 37 |
| Assets held for sale | 14 | 16 |
| | | |
| **Property, plant and equipment, net** (see note C) | 4,743 | 5,027 |
| **Acquired properties, net** | 1,316 | 1,412 |
| **Goodwill and other intangibles, net** | 549 | 550 |
| **Derivatives** | 10 | 38 |
| **Other long-term inventory** (see note B) | 53 | 32 |
| **Materials on the leach pad** (see note B) | 142 | 116 |
| **Other long-term assets** (see note E) | 459 | 496 |
| **Deferred taxation assets** | 44 | 41 |
| | | |
| **Total assets** | 9,015 | 9,113 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities** | 2,412 | 1,874 |
| | | |
| Accounts payable and other current liabilities | 428 | 480 |
| Derivatives | 1,809 | 1,121 |
| Short-term debt (see note D) | 32 | 160 |
| Tax payable | 138 | 107 |
| Liabilities held for sale | 5 | 6 |
| | | |
| **Other non-current liabilities** | 15 | 14 |
| **Long-term debt** (see note D) | 1,373 | 1,779 |
| **Derivatives** | 613 | 527 |
| **Deferred taxation liabilities** | 1,002 | 1,152 |
| **Provision for environmental rehabilitation** (see note E) | 304 | 325 |
| **Other accrued liabilities** | 26 | 19 |
| **Provision for pension and other post-retirement medical benefits** | 179 | 200 |
| **Minority interest** | 59 | 60 |
| **Commitments and contingencies** | - | - |
| **Stockholders' equity** | 3,032 | 3,163 |
| | | |
| **Common stock** | | |
| Stock issued 2006 – 275,168,569 (2005 – 264,938,432) | 10 | 10 |
| Additional paid in capital | 5,477 | 4,972 |
| Accumulated deficit | (1,548) | (1,143) |
| Accumulated other comprehensive income (see note M) | (907) | (676) |
| | | |
| **Total liabilities and stockholders' equity** | 9,015 | 9,113 |

**ANGLOGOLD ASHANTI LIMITED**
**CONDENSED CONSOLIDATED CASH FLOW STATEMENT**
Prepared in accordance with US GAAP

| | Six months ended June 30, | |
|---|---|---|
| | **2006**<br>(unaudited) | **2005**<br>(unaudited) |
| | (in US Dollars, millions) | |
| **Net cash provided by operating activities** | 385 | 161 |
| | | |
| Net (loss)/income – applicable to common stockholders | (282) | 9 |
| Reconciled to net cash provided by operations: | | |
|   Cumulative effect of accounting change | - | 22 |
|   Profit on sale of assets, loans and indirect taxes | (15) | - |
|   Depreciation, depletion and amortization | 338 | 282 |
|   Deferred stripping costs | - | 4 |
|   Impairment of assets | - | 7 |
|   Deferred taxation | (76) | (20) |
|   Movement in non-hedge derivatives | 432 | (65) |
|   Equity income in affiliates | (33) | (19) |
|   Dividends received from affiliates | 64 | 15 |
|   Other non cash items | (7) | 38 |
|   Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits | (12) | (12) |
| Effect of changes in operating working capital items: | | |
|   Receivables | 28 | (7) |
|   Inventories | (64) | (34) |
|   Accounts payable and other current liabilities | 12 | (40) |
| Net cash provided by continuing operations | 385 | 180 |
| Net cash used in discontinued operations | - | (19) |
| | | |
| **Net cash used in investing activities** | (267) | (323) |
| | | |
| Increase in non-current investments | (13) | (16) |
| Additions to property, plant and equipment | (335) | (304) |
| Proceeds on sale of mining assets | 10 | - |
| Cash outflows from derivatives purchased | - | (69) |
| Proceeds on sale of discontinued assets | 5 | - |
| Proceeds on sale of investments | 6 | - |
| Cash inflows from derivatives with financing | 51 | 75 |
| Net loans repaid/(advanced) | 4 | (4) |
| Change in restricted cash | 5 | (5) |
| | | |
| **Net cash generated in financing activities** | 35 | 121 |
| | | |
| Net repayments of short-term debt | (521) | (274) |
| Issuance of stock | 509 | 3 |
| Share issue expenses | (5) | - |
| Net proceeds of long-term debt | 28 | 471 |
| Cash inflows from derivatives with financing | 64 | 8 |
| Dividends paid | (40) | (87) |
| | | |
| **Net increase/(decrease) in cash and cash equivalents** | 153 | (41) |
| **Effect of exchange rate changes on cash** | (17) | (5) |
| **Cash and cash equivalents – January 1,** | 196 | 276 |
| **Cash and cash equivalents – June 30,** | 332 | 230 |

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the six-month period ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The balance sheet as at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2005.

## Note B. Inventories

| | At June 30, 2006 (unaudited) | At December 31, 2005 |
|---|---|---|
| | (in US Dollars, millions) | |
| The components of inventory consist of the following : | | |
| **Short-term** | | |
| Gold in process | 89 | 93 |
| Gold on hand | 28 | 10 |
| Ore stockpiles | 73 | 47 |
| Uranium oxide and sulfuric acid | 11 | 14 |
| Supplies | 139 | 133 |
| | 340 | 297 |
| Less: Heap leach inventory [1] | (39) | (37) |
| | 301 | 260 |

[1] Short-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

| | | |
|---|---|---|
| **Long-term** | | |
| Gold in process | 142 | 116 |
| Ore stockpiles | 51 | 30 |
| Supplies | 2 | 2 |
| | 195 | 148 |
| Less: Heap leach inventory [1] | (142) | (116) |
| | 53 | 32 |

[1] Long-term portion relating to heap leach inventory classified separate, as materials on the leach pad.

## Note C. Deferred stripping costs

On January 1, 2006 the Company adopted The Emerging Issues Task Force ("EITF") Issue 04-6, "Accounting for Stripping Costs in the Mining Industry". Issue No. 04-6 addresses the accounting for stripping costs incurred during the production phase of a mine and that post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in cost of sales in the same period as the revenue from the sale of the inventory.  Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period.

The guidance requires application through recognition of a cumulative effect adjustment to opening retained earnings in the period of adoption, with no charge to current earnings for prior periods. The results for prior periods have not been restated. Upon adoption, the cumulative effect of accounting change reduced opening retained earnings by $97 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $5 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million.  Adoption of the new guidance will have no impact on the Company's cash position or net cash from operations.

Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping).

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

| | At June 30, 2006 (unaudited) | At December 31, 2005 |
|---|---|---|
| | (in US Dollars, millions) | |
| Movements in the deferred stripping costs balance were as follows: | | |
| Opening balance | 105 | 69 |
| Cumulative effect adjustment | (105) | - |
| Amount deferred | - | 28 |
| Translation | - | 8 |
| Closing balance | - | 105 |

## Note D. Long-term debt

During the six months ended June 30, 2006, the Company repaid $400 million under the $700 million unsecured syndicated loan facility (due January 2008) and $118 million in local short term money market loans. These amounts were funded from proceeds raised through the public share offering (completed in April 2006) and cash flow from operations. As at June 30, 2006, $85 million was drawn under the $700 million loan facility. Outstanding local short term money market loans included in short-term debt amounted to $7 million as at June 30, 2006.

## Note E. Provision for environmental rehabilitation

Long-term environmental obligations comprising decommissioning and restoration are based on the Company's environmental management plans, in compliance with the current environmental and regulatory requirements.

| | (in US Dollars, millions) |
|---|---|
| The following is a reconciliation of the total liabilities for reclamation and remediation obligations: | |
| Balance as at December 31, 2005 | 325 |
| Additions to liabilities | 6 |
| Liabilities settled | (4) |
| Accretion expense | 9 |
| Revisions | (18) |
| Translation | (14) |
| Balance as at June 30, 2006 | 304 |

Certain amounts have been contributed to an irrevocable rehabilitation trust and environmental protection bond under the Company's control. The monies in the trust and bond are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company's consolidated balance sheet. Cash balances held in the trust and bond are classified as restricted cash in the Company's consolidated balance sheets for all periods presented. As at June 30, 2006 and December 31, 2005 the balances held in the trust and bond (cash and investments) amounted to $85 million and $93 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at June 30, 2006.

## Note F. Impairment of assets

No impairment was recorded in the six months ended June 30, 2006. In the six months ended June 30, 2005 the Company recorded an impairment of assets of $7 million relating to the abandonment of exploration activities and expansion projects at Tau Lekoa and TauTona in South Africa. However, an adverse change in impairment-related assumptions which may not be mitigated by a change in other factors may result in impairments going forward.

## Note G. Profit on sale of assets, loans and indirect taxes

In the six months ended June 30, 2006, the Company recorded a profit on sale of assets of $19 million (before taxation of $1 million) relating mainly to the disposal of minor equipment and assets in South America, recovery of loans written off and over-provision of indirect taxes in Guinea and Tanzania. No profit on sale of assets was recorded in the six months ended June 30, 2005.

## Note H. Discontinued operations

The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life. After a detailed investigation of several options and scenarios, and based on management's decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The results of Ergo for the six months ended June 30, 2006 and 2005, are summarized as follows:

| | Six months ended June 30, | | | |
|---|---|---|---|---|
| | 2006 (unaudited) | | 2005 (unaudited) | |
| | (in US Dollars, millions, except for share data) | | | |
| | | Per share [1] (cents) | | Per share [1] (cents) |
| Revenue | 3 | 1 | 16 | 6 |
| Costs, expenses and recoveries | 1 | - | (64) | (24) |
| Pre-tax profit/(loss) | 4 | 1 | (48) | (18) |
| Taxation | (3) | (1) | 15 | 6 |
| Net profit/(loss) attributable to discontinued operations | 1 | - | (33) | (12) |

[1]   Basic and diluted earnings/(loss) per common share. The calculation of diluted earnings/(loss) per common share for the six months ended June 30, 2006 and 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods. The calculation of diluted earnings/(loss) per common share for the six months ended June 30, 2006 did not assume the effect of 563,558 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note I. Change in accounting for employee benefit plans

During 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan. This change was made as the Company believes that elimination of the permitted pension and post-retirement benefit corridor, as allowed by SFAS87 and SFAS106 will result in more accurate financial information. The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses decreased net income for the six months ended June 30, 2005 and stockholders' equity by $22 million (net of taxation of $11 million).

## Note J. Stock-based compensation plans

On January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment". Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations", as permitted by SFAS123, "Accounting for Stock-Based Compensation". In accordance with APB No. 25, no compensation cost was required to be recognized for options granted that had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted SFAS123(R) using the modified prospective transition method. Under this method, compensation cost recognized in the six months ended June 30, 2006 includes: a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS123, and b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS123(R). The results for prior periods have not been restated.

SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement did not impact the Company's cash flow disclosure for the six months ended June 30, 2006 as the Company does not receive the benefit of a tax deduction for compensation cost settled in equity.

At June 30, 2006, the Company has four stock-based employee compensation plans consisting of time-based awards, performance related awards and the Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP) treated as equity settled compensation plans under SFAS123(R). During the six months ended June 30, 2006 the Company recognized a compensation expense of $2 million related to the BSP and LTIP plans in accordance with the provisions of SFAS123(R).

The following table summarizes activity for stock options outstanding as of June 30, 2006:

| | 2006 Options (000) | 2006 Weighted-average exercise price R |
|---|---|---|
| Outstanding at beginning of year | 3,762 | 220 |
| Granted | - | - |
| Exercised | (259) | 127 |
| Forfeited (terminations) | (224) | 249 |
| Outstanding at June 30, 2006 | 3,279 | 225 |
| Options exercisable at June 30, 2006 | 582 | 122 |

As of June 30, 2006, there was $nil million of total unrecognized compensation cost related to unvested stock options. The probability of these stock options vesting is considered to be remote.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123(R) to stock-based employee compensation in the first six months of 2005.

| | Six months ended June 30, 2005 (unaudited) (in US Dollars, millions) |
|---|---|
| Net income as reported | 9 |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (3) |
| Pro forma net income | 6 |
| Earnings per share (cents) | |
| Basic – as reported | 4 |
| Basic – pro forma | 2 |
| Diluted [(1)] – as reported | 4 |
| Diluted [(1)] – pro forma | 2 |

[(1)] The calculation of diluted earnings per common share for the six months ended June 30, 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

There was no change in the Company's loss before income taxes, net loss and basic and diluted loss per share for the six months ended June 30, 2006 as a result of adopting SFAS123(R) on January 1, 2006, than if the Company had continued to account for share-based compensation under APB No. 25.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note K. Segment information**

|  | Six months ended June 30, | |
| --- | --- | --- |
|  | **2006** | **2005** |
|  | (unaudited) | (unaudited) |
|  | (in US Dollars, millions) | |

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

**Revenues by area**

|  | 2006 | 2005 |
| --- | --- | --- |
| South Africa | 657 | 584 |
| Argentina | 70 | 44 |
| Australia | 123 | 122 |
| Brazil | 106 | 91 |
| Ghana | 144 | 155 |
| Guinea | 68 | 61 |
| Mali | 158 | 113 |
| Namibia | 25 | 16 |
| USA | 34 | 51 |
| Tanzania | 71 | 136 |
| Other, including Corporate and Non-gold producing subsidiaries | 7 | 3 |
|  | 1,463 | 1,376 |
| Less: Equity method investments included in above | (158) | (113) |
| **Total revenues** | 1,305 | 1,263 |

|  | Six months ended June 30, | |
| --- | --- | --- |
|  | **2006** | **2005** |
|  | (unaudited) | (unaudited) |
|  | (in US Dollars, millions) | |

**Segment income**

|  | 2006 | 2005 |
| --- | --- | --- |
| South Africa | 110 | 26 |
| Argentina | 32 | 15 |
| Australia | 41 | 33 |
| Brazil | 47 | 39 |
| Ghana | (32) | (18) |
| Guinea | 2 | 8 |
| Mali | 53 | 18 |
| Namibia | 8 | - |
| USA | (21) | (7) |
| Tanzania | (47) | 3 |
| Other, including Corporate and Non-gold producing subsidiaries | (30) | (2) |
| **Total segment income** | 163 | 115 |

|  | Six months ended June 30, | |
| --- | --- | --- |
|  | **2006** | **2005** |
|  | (unaudited) | (unaudited) |
|  | (in US Dollars, millions) | |

**Reconciliation of segment income to Net (loss)/income**

|  | 2006 | 2005 |
| --- | --- | --- |
| Segment total | 163 | 115 |
| Exploration costs | (29) | (22) |
| General and administrative expenses | (44) | (37) |
| Market development costs | (8) | (7) |
| Non-hedge derivative (loss)/gains | (356) | 11 |
| Taxation benefit | 7 | 15 |
| Discontinued operations | 1 | (33) |
| Minority interest | (16) | (11) |
| Cumulative effect of accounting change | - | (22) |
| Net (loss)/income | (282) | 9 |

|  | At June 30, | At December 31, |
| --- | --- | --- |
|  | **2006** | **2005** |
|  | (unaudited) |  |
|  | (in US Dollars, millions) | |

**Segment assets**

|  | 2006 | 2005 |
| --- | --- | --- |
| South Africa | 2,893 | 3,019 |
| Argentina | 259 | 248 |
| Australia | 735 | 737 |
| Brazil | 487 | 371 |
| Ghana | 2,094 | 2,104 |
| Guinea | 356 | 349 |
| Mali | 267[1] | 309[1] |
| Namibia | 53 | 51 |
| USA | 443 | 429 |
| Tanzania | 1,277 | 1,281 |
| Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries | 151 | 215 |
| **Total segment assets** | 9,015 | 9,113 |

[1] Investment held.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note L. (Loss)/earnings per share data

The following table sets forth the computation of basic and diluted (loss)/earnings per share:

|  | Six months ended June 30, | |
|---|---|---|
|  | **2006** | **2005** |
|  | (unaudited) | (unaudited) |
|  | (in US Dollars, millions) | |
| **Numerator** | | |
| (Loss)/income before cumulative effect of accounting change | (282) | 31 |
| Cumulative effect of accounting change | - | (22) |
| Net (loss)/income – applicable to common stockholders | (282) | 9 |
| | | |
| **Denominator for basic (loss)/earnings per common share** | | |
| Weighted average number of common shares | 269,068,365 | 264,522,557 |
| Basic (loss)/earnings per common share (cents) | (105) | 4 |
| | | |
| **Dilutive potential common shares** | | |
| Weighted average number of common shares | 269,068,365 | 264,522,557 |
| Dilutive potential of stock incentive options [1] | - | 547,430 |
| Dilutive potential of Convertible Bonds [2] | - | - |
| | | |
| **Denominator for diluted (loss)/earnings per common share** | | |
| Adjusted weighted average number of common shares and assumed conversions | 269,068,365 | 265,069,987 |
| Diluted (loss)/earnings per common share (cents) | (105) | 4 |

[1] The calculation of diluted (loss)/earnings per common share for the six months ended June 30, 2006 did not assume the effect of 563,558 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive for this period.

[2] The calculation of diluted loss per common share for the six months ended June 30, 2006 and 2005 did not assume the effect of 15,384,615 shares, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

## Note M. Accumulated other comprehensive income

Other comprehensive income consists of the following:

|  | Six months ended June 30, | |
|---|---|---|
|  | **2006** | **2005** |
|  | (unaudited) | (unaudited) |
|  | (in US Dollars, millions) | |
| Opening balance | (676) | (423) |
| Translation loss | (126) | (208) |
| Financial instruments | (105) | - |
|  | (907) | (631) |
| | | |
| Net (loss)/income | (282) | 9 |
| Translation loss | (126) | (208) |
| Financial instruments | (105) | - |
| Total other comprehensive income is: | (513) | (199) |

## Note N. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

### Components of net periodic benefit cost

|  | Six months ended June 30, | | | |
|---|---|---|---|---|
|  | **2006** | | **2005** | |
|  | (unaudited) | | (unaudited) | |
|  | (in US Dollars, millions) | | | |
|  | **Pension benefits** | **Other benefits** | **Pension benefits** | **Other benefits** |
| Service cost | 3 | - | 4 | - |
| Interest cost | 7 | 6 | 9 | 7 |
| Expected return on plan assets | (10) | - | (3) | - |
| Amortization of prior service cost | - | - | - | - |
| Actuarial (gain)/loss | - | - | (7) | - |
| Net periodic benefit cost | - | 6 | 3 | 7 |

### Employer contributions

As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2005, the Company expected to contribute $7 million to its pension plan in 2006. As of June 30, 2006, the Company had contributed $2 million.

In addition, on June 30, 2006 the Company had made no additional contribution towards a total anticipated contribution of $35 million over a period of eight years. As of June 30, 2006 the Company has contributed a total of $11 million towards the $35 million funding. The actuarial valuation completed by June 30, 2006 indicated that the pension fund was fully funded and that no additional funding is required.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note O. Summarized income statement information of affiliates

The Company has investments in certain joint venture arrangements consisting of operating entities situated in Mali (the Sadiola and Morila Joint Ventures) each of which was significant in the period ended June 30, 2005 and is accounted for under the equity method. Summarized income statement information of these investees is as follows:

| | Six months ended June 30, 2005<br>(unaudited)<br>(in US Dollars, millions) |
|---|---|
| Revenue | 93 |
| Costs and expenses | (77) |
| Income before taxation | 16 |
| Taxation | (1) |
| Net income | 15 |

## Note P. Commitments and contingencies

Capital expenditure commitments

Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $382 million and total authorized capital expenditure not yet contracted of approximately $967 million as of June 30, 2006. The expenditure is expected to be financed from existing cash resources, cash generated by operations and debt facilities.

Water pumping costs

The South African Department of Water Affairs and Forestry (DWAF) issued a Directive on November 1, 2005 ordering the four mining groups, Simmer and Jack Investments (Proprietary) Limited, Simmer and Jack Mines Limited (collectively known as Simmers who have purchased the Buffelsfontein shafts from DRDGold Limited), Harmony Gold Mining Company Limited, AngloGold Ashanti and Stilfontein Gold Mining Company to share equally, the costs of pumping water at Stilfontein's Margaret Shaft. This follows an interdict application made by AngloGold Ashanti in response to DRDGold Limited's threat to cease funding the pumping of water at the Margaret and Buffelsfontein shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. Simmers have purchased the Buffelsfontein shafts from DRDGold Limited and have assumed the water management liabilities associated with the Buffelsfontein shafts. The Directive also orders the mining companies to submit an agreement and a joint proposal towards the long-term sustainable management of water arising from the mining activities in the area. The mining companies have signed and submitted Settlement and Shareholders' Agreements to the DWAF. The mining companies and government are in the process of discussing the fulfillment of the conditions precedent in the Agreements. The Settlement Agreement describes the formation of a "New Water Company", which will take over the running of the Margaret Shaft from the Stilfontein Gold Mining Company. The State has requested that the new company be a Section 21 "not for profit company" in order for it to qualify for reduced water tariffs. The new company will be responsible for the operation of the shaft and the operation of all pumping equipment at the shaft in order to transfer all fissure water to surface on a daily basis. Each of the three companies has agreed to provide one third of the start up capital required on loan account to the New Water Company. The mining companies will each contribute a maximum of R18 million (approximately $3 million) capital in the aggregate over a 3-year period. Any additional working or other capital costs required by the New Water Company will be borrowed or otherwise obtained from outside sources. The mining companies are therefore not obliged to contribute more than the R18 million (approximately $3 million) capital. Each of the mining companies must agree with the contents of a business plan for the New Water Company. The mining companies will not have any obligation whatsoever to approve of the Business Plan unless they are satisfied that the New Water Company will be able to conduct and continue conducting business on a viable and sustainable basis without any funding being required from the mining companies other than the R18 million (approximately $3 million) capital provided for in the agreement. At present it is estimated that a total finance of R54 million (approximately $8 million) is required for the Margaret Shaft over a three-year period.

The Company believes that it is not liable to fund these pumping costs greater than it is willing to consent to in terms of the settlement agreement detailed above, but cannot provide any assurances regarding the ultimate result until the matter has been settled.

Prepared in accordance with US GAAP

## Note P. Commitments and contingencies (continued)

South Africa – groundwater pollution
The Company has identified a number of groundwater pollution sites at its current operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

South Africa – retrenchment costs
Following the decision to discontinue operations at Ergo in 2005, employees surplus to requirements have had their service contracts terminated and retrenchment packages settled. Ergo continues to retain various staff members to complete the discontinuance and attendant environmental obligations which are expected to be completed by 2012. The retained employees may resign, be transferred within the group, attain retirement age or be retrenched as their current position is made redundant. The Company is currently unable to determine the effect, if any, of any potential retrenchment costs.

South Africa – provision of surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited an affiliate of the Company. The Company has a total maximum liability, in terms of the suretyships, of R100 million ($14 million). The suretyship agreements have a termination notice period of 90 days. The probability of the non-performance under the suretyships is considered minimal, based on factors of no prior defaults, being well established companies and recourse via general notarial bonds over the gold stocks of the subsidiaries of the Oro Group.

North America – Reclamation
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $49 million.
The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their rehabilitation obligations. As at June 30, 2006 the carrying value of these obligations relating to AngloGold Ashanti USA amounted to $24 million and are included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.

Brazil – sales tax on gold deliveries
Mineração Serra Grande S.A., the operator of the Crixas mine in Brazil, has received assessments from the State of Goias Tax Inspection related to payments of sales taxes on gold deliveries for export. Serra Grande is co-owned with Kinross Gold Corporation. The Company manages the operation and its share of the assessment is approximately $29 million. The Company believes the assessments are in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.

AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
AngloGold Offshore Investments Limited, a wholly-owned subsidiary of the Company, has given a guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin) Limited amounting to $25 million. Nufcor International Limited is accounted for under the equity method.

Geita hedge guarantee
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The guarantee shall remain in force until no sum remains to be paid under the Hedging Agreements and the Bank has irrevocably recovered or received all sums payable to it under the Hedging Agreements. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the Hedging Agreements. At June 30, 2006 the marked-to-market valuation of the GMC hedge book was negative $302 million.

North and South America delivery guarantees
The Company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its wholly-owned subsidiaries AngloGold Ashanti USA Inc. and AngloGold South America under their respective gold hedging agreements.

Ashanti Treasury Services – guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc have provided guarantees to several counterparty banks for the hedging commitments of its wholly-owned subsidiary Ashanti Treasury Services Limited (ATS). The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the Hedging Agreements. At June 30, 2006 the marked-to-market valuation of the ATS hedge book was negative $1,039 million.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note P. Commitments and contingencies (continued)

Ghana – litigation with mining contractor and non-payment of receivable

A group of employees of Mining and Building Contractors (MBC), the Obuasi underground developer, are claiming to be employees of AngloGold Ashanti. If successful, there is a risk of some employees claiming rights to share options. In addition, Bayswater Construction and Mining Limited (BCM) have instituted court proceedings against the Bibiani mine (AGBL), claiming $5 million pertaining to a contractual dispute. This matter is currently stayed on technical grounds to the effect that the litigation cannot commence until arbitration has been concluded. BCM has instituted a claim against the Bibiani mine relating to a wall slip to which BCM considered that they had an exclusive right under their contract to repair. AGBL awarded the repair to a third party. The potential liability amounts to $1 million.

In addition to the above, the Company has contingent liabilities in respect of certain claims, disputes and guarantees which are not considered to be material.

With operations in several countries on several continents, many of which are emerging markets, AngloGold Ashanti is subject to, and pays annual taxes under the various tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. Management believes based on information currently to hand, that such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.

Registration rights agreement

On March 23, 2006 the Company entered into a Registration Rights Agreement with Anglo South Africa Capital (Proprietary) Limited (Anglo South Africa) under which the Company has agreed to file U.S. registration statements for Anglo South Africa's offer and sale of shares it holds in the Company (each a Demand Registration) if Anglo South Africa requests the Company to do so. The Company is required to use all reasonable efforts to file a Demand Registration within 30 days after such a request and to keep it effective for 90 days unless the shares offered pursuant to it are sold earlier. Further, the Company may not offer, sell, allot or issue any shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, shares, whether pursuant to U.S. registration or otherwise, for a 90-day period immediately following the first closing of an offering pursuant to a Demand Registration or a shorter period as may be imposed by underwriters in the Demand Registration; except: (i) in consideration for shares or assets of a company as part of a merger, acquisition, corporate reorganization or similar transaction, (ii) as required pursuant to the terms governing the 2.375 percent guaranteed convertible bonds due 2009, issued by AngloGold Holdings plc and guaranteed by the Company, and (iii) in connection with any option, employee bonus, profit sharing, pension, retirement, incentive, savings or similar plan, agreement or award. The Registration Rights Agreement may be terminated at any time by written consent by each of the parties thereto. The Registration Rights Agreement shall terminate automatically on the first date on which Anglo South Africa is no longer an "affiliate" within the meaning of Rule 144 under the United States Securities Act of 1933, as amended.

Vulnerability from concentrations

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government. Reimbursable value added tax due from the Malian government to the Company amounts to $30 million, at June 30, 2006. The last audited value added tax return was for the period ended June 30, 2005 and at that date $20 million was still outstanding and $10 million is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

Reimbursable fuel duties from the Malian government to the Company amount to $14 million at June 30, 2006. Fuel duties are required to be submitted before January 31 of the following year and are subject to authorization by, firstly, the Department of Mining, and secondly, the Customs and Excise authorities. The Customs and Excise department has approved $7 million which is still outstanding, while $7 million is still subject to authorization. The accounting processes for the unauthorized amount are in accordance with the processes advised by the Malian government in terms of the previous authorizations.

The government of Mali is a shareholder in all the Malian entities and has provided a repayment plan for the amounts due.

## Note Q. Recent pronouncement

On July 13, 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS109, "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is reviewing the guidance issued in FIN 48 and has not yet determined the impact of this on the financial statements.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note R. Declaration of dividends**

On February 9, 2006 AngloGold Ashanti declared a final dividend of 62 South African cents (9.865 US cents) per ordinary share for the year ended December 31, 2005 with a record date of March 3, 2006 and a payment date of March 10, 2006 for holders of ordinary shares and CDIs, March 13, 2006 for holders of GhDSs and March 20, 2006 for holders of ADSs. On July 26, 2006 AngloGold Ashanti declared an interim dividend of 210 South African cents (approximately 30 US cents) per ordinary share for the six months ended June 30, 2006 with a record date of August 18, 2006 and a payment date of August 25, 2006 for holders of ordinary shares and CDIs, approximately August 28, 2006 for holders of GhDSs and approximately September 4, 2006 for holders of ADSs. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

**Note S. Supplemental condensed consolidating financial information**

With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and Africa) to AngloGold Ashanti Holdings plc (originally SMI Holdings Limited and formerly AngloGold Holdings plc) ("IOMco"), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.

IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the "Guarantor"). The following is condensed financial information of the registrant and consolidating financial information for the Company as of June 30, 2006 and December 31, 2005 and for the six months ended June 30, 2006 and 2005, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating statements of income
**FOR THE SIX MONTHS ENDED JUNE 30, 2006**
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **Sales and other income** | 658 | 24 | 631 | (8) | 1,305 |
| Product sales | 652 | - | 640 | - | 1,292 |
| Interest, dividends and other | 6 | 24 | (9) | (8) | 13 |
| **Costs and expenses** | 727 | - | 878 | 7 | 1,612 |
| Production costs | 358 | - | 406 | - | 764 |
| Exploration costs | 3 | - | 26 | - | 29 |
| Related party transactions | 9 | - | - | - | 9 |
| General and administrative | 31 | (5) | 11 | 7 | 44 |
| Royalties paid/(received) | - | - | 25 | - | 25 |
| Market development costs | 4 | - | 4 | - | 8 |
| Depreciation, depletion and amortization | 139 | - | 199 | - | 338 |
| Impairment of assets | - | - | - | - | - |
| Interest expense | 17 | 23 | 5 | - | 45 |
| Accretion expense | 4 | - | 5 | - | 9 |
| Employment severance costs | 4 | - | - | - | 4 |
| Profit on sale of assets, loans and indirect taxes | - | (18) | (1) | - | (19) |
| Non-hedge derivative loss | 158 | - | 198 | - | 356 |
| **(Loss)/income from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change** | (69) | 24 | (247) | (15) | (307) |
| Taxation benefit/(expensed) | 46 | (1) | (38) | - | 7 |
| Minority interest | 1 | - | (17) | - | (16) |
| Equity income/(loss) in affiliates | 34 | (1) | - | - | 33 |
| Equity (loss)/income in subsidiaries | (291) | - | - | 291 | - |
| **(Loss)/income from continuing operations before cumulative effect of accounting change** | (279) | 22 | (302) | 276 | (283) |
| Discontinued operations | 1 | - | - | - | 1 |
| **(Loss)/income before cumulative effect of accounting change** | (278) | 22 | (302) | 276 | (282) |
| Preferred stock dividends | (4) | - | (4) | 8 | - |
| **(Loss)/income before cumulative effect of accounting change** | (282) | 22 | (306) | 284 | (282) |
| Cumulative effect of accounting change | - | - | - | - | - |
| **Net (loss)/income - applicable to common stockholders** | (282) | 22 | (306) | 284 | (282) |

14

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

## Note S. Supplemental condensed consolidating financial information (continued)

### Condensed consolidating statements of income
**FOR THE SIX MONTHS ENDED JUNE 30, 2005**
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **Sales and other income** | 589 | 5 | 679 | (10) | 1,263 |
| Product sales | 577 | - | 664 | - | 1,241 |
| Interest, dividends and other | 12 | 5 | 15 | (10) | 22 |
| **Costs and expenses** | 561 | 39 | 639 | (17) | 1,222 |
| Production costs | 389 | - | 401 | - | 790 |
| Exploration costs | 2 | - | 20 | - | 22 |
| Related party transactions | 20 | - | 1 | - | 21 |
| General and administrative | 28 | 20 | 6 | (17) | 37 |
| Royalties paid/(received) | - | - | 20 | - | 20 |
| Market development costs | 4 | - | 3 | - | 7 |
| Depreciation, depletion and amortization | 106 | - | 176 | - | 282 |
| Impairment of assets | 7 | - | - | - | 7 |
| Interest expense | 14 | 16 | 9 | - | 39 |
| Accretion expense | 2 | - | (1) | - | 1 |
| Employment severance costs | 7 | - | - | - | 7 |
| Profit on sale of assets, loans and indirect taxes | - | - | - | - | - |
| Non-hedge derivative (gains)/loss | (18) | 3 | 4 | - | (11) |
| **Income/(loss) from continuing operations before income tax, equity income, minority interests and cumulative effect of accounting change** | 28 | (34) | 40 | 7 | 41 |
| Taxation (expensed)/benefit | (13) | - | 28 | - | 15 |
| Minority interest | 3 | - | (14) | - | (11) |
| Equity income in affiliates | 19 | - | - | - | 19 |
| Equity income/(loss) in subsidiaries | 32 | - | - | (32) | - |
| **Income/(loss) from continuing operations before cumulative effect of accounting change** | 69 | (34) | 54 | (25) | 64 |
| Discontinued operations | (33) | - | - | - | (33) |
| **Income/(loss) before cumulative effect of accounting change** | 36 | (34) | 54 | (25) | 31 |
| Preferred stock dividends | (5) | - | (5) | 10 | - |
| **Income/(loss) before cumulative effect of accounting change** | 31 | (34) | 49 | (15) | 31 |
| Cumulative effect of accounting change | (22) | - | - | - | (22) |
| **Net income/(loss) - applicable to common stockholders** | 9 | (34) | 49 | (15) | 9 |

15

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating balance sheets
**AT JUNE 30, 2006**
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current Assets** | 1,274 | 2,111 | 4,555 | (6,241) | 1,699 |
| Cash and cash equivalents | 126 | 11 | 195 | - | 332 |
| Restricted cash | 1 | - | 2 | - | 3 |
| Receivables | 1,075 | 2,100 | 4,076 | (6,241) | 1,010 |
| Trade and other receivables | 35 | 7 | 136 | - | 178 |
| Inter-group balances | 618 | 2,093 | 3,530 | (6,241) | - |
| Derivatives | 422 | - | 410 | - | 832 |
| Inventories | 58 | - | 243 | - | 301 |
| Materials on the leach pad | - | - | 39 | - | 39 |
| Assets held for sale | 14 | - | - | - | 14 |
| **Property, plant and equipment, net** | 1,697 | - | 3,046 | - | 4,743 |
| **Acquired properties, net** | 132 | - | 1,184 | - | 1,316 |
| **Goodwill** | - | 247 | 536 | (259) | 524 |
| **Other intangibles, net** | - | - | 25 | - | 25 |
| **Derivatives** | 10 | - | - | - | 10 |
| **Other long-term inventory** | - | - | 53 | - | 53 |
| **Materials on the leach pad** | - | - | 142 | - | 142 |
| **Other long-term assets and deferred taxation assets** | 2,863 | 2,471 | 279 | (5,110) | 503 |
| **Total assets** | 5,976 | 4,829 | 9,820 | (11,610) | 9,015 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | 1,875 | 64 | 6,642 | (6,169) | 2,412 |
| Accounts payable and other current liabilities | 142 | 1 | 220 | 65 | 428 |
| Inter-group balances | 711 | 52 | 5,471 | (6,234) | - |
| Derivatives | 915 | - | 894 | - | 1,809 |
| Short-term debt | 10 | 8 | 14 | - | 32 |
| Tax payable | 92 | 3 | 43 | - | 138 |
| Liabilities held for sale | 5 | - | - | - | 5 |
| **Other non-current liabilities** | - | - | 15 | - | 15 |
| **Long-term debt** | 280 | 1,001 | 92 | - | 1,373 |
| **Derivatives** | 209 | - | 404 | - | 613 |
| **Deferred taxation liabilities** | 286 | - | 781 | (65) | 1,002 |
| **Provision for environmental rehabilitation** | 126 | - | 178 | - | 304 |
| **Other accrued liabilities** | - | - | 26 | - | 26 |
| **Provision for pension and other post-retirement medical benefits** | 168 | - | 11 | - | 179 |
| **Minority interest** | - | - | 59 | - | 59 |
| **Commitments and contingencies** | - | - | - | - | - |
| **Stockholders' equity** | 3,032 | 3,764 | 1,612 | (5,376) | 3,032 |
| Stock issued | 10 | 3,625 | 316 | (3,941) | 10 |
| Additional paid in capital | 5,477 | 1 | 737 | (738) | 5,477 |
| Accumulated (deficit)/profit | (1,548) | 138 | (379) | 241 | (1,548) |
| Accumulated other comprehensive income | (907) | - | 938 | (938) | (907) |
| | | | | | |
| **Total liabilities and stockholders' equity** | 5,976 | 4,829 | 9,820 | (11,610) | 9,015 |

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating balance sheets
### AT DECEMBER 31, 2005
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current Assets** | 897 | 1,978 | 4,436 | (5,910) | 1,401 |
| Cash and cash equivalents | 2 | 36 | 158 | - | 196 |
| Restricted cash | 1 | - | 7 | - | 8 |
| Receivables | 825 | 1,942 | 4,027 | (5,910) | 884 |
|   Trade and other receivables | 62 | 15 | 132 | - | 209 |
|   Inter-group balances | 433 | 1,927 | 3,550 | (5,910) | - |
|   Derivatives | 330 | - | 345 | - | 675 |
| Inventories | 53 | - | 207 | - | 260 |
| Materials on the leach pad | - | - | 37 | - | 37 |
| Assets held for sale | 16 | - | - | - | 16 |
| **Property, plant and equipment, net** | 1,897 | - | 3,130 | - | 5,027 |
| **Acquired properties, net** | 170 | - | 1,242 | - | 1,412 |
| **Goodwill** | - | 247 | 536 | (259) | 524 |
| **Other intangibles, net** | - | - | 26 | - | 26 |
| **Derivatives** | 37 | - | 1 | - | 38 |
| **Other long-term inventory** | - | - | 32 | - | 32 |
| **Materials on the leach pad** | - | - | 116 | - | 116 |
| **Other long-term assets and deferred taxation assets** | 2,835 | 2,471 | 294 | (5,063) | 537 |
| **Total assets** | 5,836 | 4,696 | 9,813 | (11,232) | 9,113 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | 1,449 | 64 | 6,174 | (5,813) | 1,874 |
| Accounts payable and other current liabilities | 161 | - | 221 | 98 | 480 |
| Inter-group balances | 526 | 50 | 5,335 | (5,911) | - |
| Derivatives | 530 | - | 591 | - | 1,121 |
| Short-term debt | 138 | 12 | 10 | - | 160 |
| Tax payable | 88 | 2 | 17 | - | 107 |
| Liabilities held for sale | 6 | - | - | - | 6 |
| **Other non-current liabilities** | - | - | 14 | - | 14 |
| **Long-term debt** | 315 | 1,300 | 164 | - | 1,779 |
| **Derivatives** | 122 | - | 405 | - | 527 |
| **Deferred taxation liabilities** | 454 | - | 794 | (96) | 1,152 |
| **Provision for environmental rehabilitation** | 145 | - | 180 | - | 325 |
| **Other accrued liabilities** | - | - | 19 | - | 19 |
| **Provision for pension and other post-retirement medical benefits** | 188 | - | 12 | - | 200 |
| **Minority interest** | - | - | 60 | - | 60 |
| **Commitments and contingencies** | - | - | - | - | - |
| **Stockholders' equity** | 3,163 | 3,332 | 1,991 | (5,323) | 3,163 |
| Stock issued | 10 | 3,295 | 315 | (3,610) | 10 |
| Additional paid in capital | 4,972 | 1 | 667 | (668) | 4,972 |
| Accumulated (deficit)/profit | (1,143) | 36 | 7 | (43) | (1,143) |
| Accumulated other comprehensive income | (676) | - | 1,002 | (1,002) | (676) |
| **Total liabilities and stockholders' equity** | 5,836 | 4,696 | 9,813 | (11,232) | 9,113 |

17

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating statements of cash flow
**FOR THE SIX MONTHS ENDED JUNE 30, 2006**
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **Net cash (used)/provided by operating activities** | (130) | (65) | 588 | (8) | 385 |
| Net (loss)/income – applicable to common stockholders | (282) | 22 | (306) | 284 | (282) |
| Reconciled to net cash (used)/provided by operations: | | | | | |
| Cumulative effect of accounting change | - | - | - | - | - |
| (Profit)/loss on sale of assets, loans and indirect taxes | - | (5) | (10) | - | (15) |
| Depreciation, depletion and amortization | 139 | - | 199 | - | 338 |
| Deferred stripping costs | - | - | - | - | - |
| Impairment of assets | - | - | - | - | - |
| Deferred taxation | (71) | - | (5) | - | (76) |
| Other non cash items | 495 | (7) | 260 | (292) | 456 |
| Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits | (6) | - | (6) | - | (12) |
| Effect of changes in operating working capital items: | | | | | |
| Net movement inter-group receivables and payables | (414) | (74) | 488 | - | - |
| Receivables | 25 | 1 | 2 | - | 28 |
| Inventories | (3) | - | (61) | - | (64) |
| Accounts payable and other current liabilities | (13) | (2) | 27 | - | 12 |
| Net cash (used)/provided by continuing operations | (130) | (65) | 588 | (8) | 385 |
| Net cash provided by discontinued operations | - | - | - | - | - |
| **Net cash (used)/generated in investing activities** | (123) | 10 | (154) | - | (267) |
| Increase in non-current investments | - | (10) | (3) | - | (13) |
| Additions to property, plant and equipment | (139) | - | (196) | - | (335) |
| Proceeds on sale of mining assets | - | 5 | 5 | - | 10 |
| Cash outflows from derivatives purchased | - | - | - | - | - |
| Proceeds of sale of discontinued assets | 5 | - | - | - | 5 |
| Proceeds on sale of investments | - | - | 6 | - | 6 |
| Cash inflows from derivatives with financing | 11 | - | 40 | - | 51 |
| Net loans repaid/(advanced) | - | 15 | (11) | - | 4 |
| Change in restricted cash | - | - | 5 | - | 5 |
| **Net cash generated/(used) in financing activities** | 386 | 30 | (389) | 8 | 35 |
| Net repayments of short-term debt | (116) | (330) | (75) | - | (521) |
| Insurance of stock | 509 | 330 | (330) | - | 509 |
| Share issue expenses | (5) | - | - | - | (5) |
| Net proceeds of long-term debt | (7) | 30 | 5 | - | 28 |
| Cash inflows from derivatives with financing | 35 | - | 29 | - | 64 |
| Dividends paid | (30) | - | (18) | 8 | (40) |
| | | | | | |
| **Net increase/(decrease) in cash and cash equivalents** | 133 | (25) | 45 | - | 153 |
| **Effect of exchange rate changes on cash** | (9) | - | (8) | - | (17) |
| **Cash and cash equivalents – January 1,** | 2 | 36 | 158 | - | 196 |
| **Cash and cash equivalents – June 30,** | 126 | 11 | 195 | - | 332 |

18

# ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

**Note S. Supplemental condensed consolidating financial information (continued)**

## Condensed consolidating statements of cash flow
### FOR THE SIX MONTHS ENDED JUNE 30, 2005
(In million US dollars, except share information)

| | AngloGold Ashanti (the "Guarantor") | IOMco (the "Issuer") | Other subsidiaries (the "Non-Guarantor Subsidiaries") | Cons adjustments | Total |
|---|---|---|---|---|---|
| **Net cash provided by/(used) in operating activities** | 49 | (695) | 817 | (10) | 161 |
| Net income/(loss) – applicable to common stockholders | 9 | (34) | 49 | (15) | 9 |
| Reconciled to net cash provided by/(used) in operations: | | | | | |
| Cumulative effect of accounting change | 22 | - | - | - | 22 |
| (Profit)/loss on sale of assets, loans and indirect taxes | - | - | - | - | - |
| Depreciation, depletion and amortization | 106 | - | 176 | - | 282 |
| Deferred stripping costs | - | - | 4 | - | 4 |
| Impairment of assets | 7 | - | - | - | 7 |
| Deferred taxation | 11 | - | (31) | - | (20) |
| Other non cash items | (44) | 12 | (4) | 5 | (31) |
| Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits | (7) | - | (5) | - | (12) |
| Effect of changes in operating working capital items: | | | | | |
| Net movement inter-group receivables and payables | (16) | (663) | 679 | - | - |
| Receivables | 3 | (6) | (4) | - | (7) |
| Inventories | 11 | - | (45) | - | (34) |
| Accounts payable and other current liabilities | (34) | (4) | (2) | - | (40) |
| Net cash provided by/(used) in continuing operations | 68 | (695) | 817 | (10) | 180 |
| Net cash used in discontinued operations | (19) | - | - | - | (19) |
| **Net cash (used)/generated in investing activities** | (151) | 517 | (689) | | (323) |
| Increase in non-current investments | - | (15) | (1) | - | (16) |
| Additions to property, plant and equipment | (164) | - | (140) | - | (304) |
| Proceeds on sale of mining assets | - | - | - | - | - |
| Cash outflows from derivatives purchased | - | - | (69) | - | (69) |
| Proceeds of sale of discontinued assets | - | - | - | - | - |
| Proceeds on sale of investments | - | 527 | (527) | - | - |
| Cash inflows from derivatives with financing | 21 | - | 54 | - | 75 |
| Net loans (advanced)/repaid | (8) | 5 | (1) | - | (4) |
| Change in restricted cash | - | - | (5) | - | (5) |
| **Net cash generated/(used) in financing activities** | 68 | 160 | (117) | 10 | 121 |
| Net repayments of short-term debt | 1 | - | (275) | - | (274) |
| Insurance of stock | 3 | - | - | - | 3 |
| Share issue expenses | - | - | - | - | - |
| Net proceeds of long-term debt | 141 | 160 | 170 | - | 471 |
| Cash inflows from derivatives with financing | 8 | - | - | - | 8 |
| Dividends paid | (85) | - | (12) | 10 | (87) |
| **Net (decrease)/increase in cash and cash equivalents** | (34) | (18) | 11 | - | (41) |
| **Effect of exchange rate changes on cash** | 26 | 1 | (32) | - | (5) |
| **Cash and cash equivalents – January 1,** | 17 | 53 | 206 | - | 276 |
| **Cash and cash equivalents – June 30,** | 9 | 36 | 185 | - | 230 |

19

**REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE SIX MONTHS ENDED JUNE 30, 2006 PREPARED IN ACCORDANCE WITH US GAAP**

In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, reference to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.

**Introduction**

*Operating results*

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulfuric acid. As a consequence, AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and are also affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in AngloGold Ashanti's current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations nor to continue the development of some or all of its projects.

*Impact of exchange rate fluctuations*

During the first six months of 2006 the rand weakened against the US dollar by 13 percent (based on the exchange rates of R6.35 and R7.15 per US dollar on January 1, 2006 and June 30, 2006, respectively). In addition, when comparing the average exchange rates of the rand against the US dollar of R6.31 and R6.21 during the first six months of 2006 and 2005, respectively, the value of the rand lost 2 percent against the US dollar. The Australian dollar weakened against the US dollar by 5 percent based on the average exchange rates of A$1.35 and A$1.29 per US dollar during the first six months of 2006 and 2005, respectively. In contrast, local currencies in Brazil strengthened against the US dollar during the six month period ended June 30, 2006 when compared with the same period of 2005. As a result of mainly weaker local currencies, production costs expressed in US dollars decreased during the six-month period ended June 30, 2006 when compared with the same period of 2005 which positively impacted on the profitability of AngloGold Ashanti.

**Gold market**

In line with the first quarter of 2006, the sharp price moves in the gold market experienced during the second quarter have resulted in weakness in key consumer markets such as Turkey and India, together with a shift by manufacturers to lower gold content in manufactured products.

In addition, gold manufacturers have been adversely affected by higher price levels and particularly greater price volatility, as banks make margin calls to cover the higher value of gold inventory loans. Manufacturers therefore have typically had to increase their loan collateral, or to repay loans, by cutting production or liquidating stock.

Higher metal prices have also been accompanied by an influx of gold scrap into refineries, with the new secondary refineries in Dubai being the major beneficiaries.

While participants in the jewellery wholesale, manufacturing and retail trade are adopting various strategies to deal with gold's price appreciation and volatility, those who analyze demand indicators in key markets are cautious regarding potential further softening in the gold jewellery market through the next six months.

In contrast to a slightly weaker jewellery market, the investment market for gold appears to have remained strong, notwithstanding a general pull-back in commodities and precious metals investing in mid-May 2006.

Gold Exchange Traded Funds (ETFs) grew by some 45 tonnes during the second quarter of 2006, with an increase year-to-date of some 149 tonnes. Despite the sharp fall in the gold price during the second quarter, gold ETFs only reduced modestly and recovered quickly to pre selloff levels.

Central Bank selling appears to have been low since January 2006. Sales have amounted to between 30 tonnes – 35 tonnes for the second quarter. Reported sales for the current year of the Washington Agreement are between 315 tonnes to 320 tonnes, which means that signatories to the agreement may sell up to a further 180 tonnes before the year-end of September 26 if they are to utilize, in full, the agreed quota for 2006.

More generally, commodity prices continue to be supported, in part, by investor demand. Investment in indexed commodity funds continues to grow and is estimated to be as much as $90 billion currently, much of it coming from long-only funds such as pension funds that are allocating a portion of funds under management to commodities. The expectation amongst market commentators is for this trend to continue, with the potential for significant further investment flows into the sector.

During the quarter ended June 30, 2006, the dollar continued to trade in a range of $1.20 to $1.30 against the euro despite continued concerns over the trade and current account deficits in the United States. Of significance during the quarter were the comments made by the US FED Chairman Dr. Ben S. Bernanke, including raising US interest rates by 25 basis points for the 17[th] consecutive time and signaling to the market that the cycle of interest rate increases may not yet be complete.

The remarks were influential in causing investors to withdraw funds from a number of markets, particularly the more liquid emerging markets where there was a realization that the risk premium being offered in these markets may not be sufficient to merit the investment. Coupled with local interest rate changes, this had the effect of causing, amongst other currencies, the South African rand, the Brazilian real and the Australian dollar to trade some 10 percent lower against the dollar.

The US FED again met in early August and did not raise interest rates, raising the expectation that the cycle of interest rate increases may be coming to an end. The markets have been more settled and the real has recovered to trade at BRL2.2/$ from its lows of BRL2.4/$ and the Australian dollar has strengthened to $0.755/A$ from its lows of $0.72/A$. In the case of the rand, the release in June 2006 of a large current account deficit for the first quarter of 2006 saw the rand weaken further to lows of R7.40/$ despite the South African Monetary Policy Committee raising interest rates by 50 basis points. The rand has since traded back to levels around R6.80/$ but it is unlikely that the rand will recover all of its recent weakness unless the US dollar itself weakens, hence South African producers should continue receiving the high rand gold prices that they have been receiving of late.

In 2006, the spot price of gold opened at $517 per ounce in January and closed at $613 per ounce in June 2006, compared with $437 per ounce in January 2005 and $435 per ounce in June 2005. The average spot price of gold was $591 per ounce during the six months ended June 30, 2006, $164 per ounce, or 38 percent, higher than $427 per ounce, the average spot price for the same period in 2005. During the first six months of 2006, the highest spot price of gold was $730 per ounce compared to a high of $446 per ounce for the same period in 2005. The lowest spot price of gold was $517 per ounce during the six months ended June 30, 2006, 26 percent higher than $410 per ounce, the lowest spot price of gold for the same period ended June 30, 2005.

**Operating review**

Presented in the table below is selected operating data for AngloGold Ashanti for the six months ended June 30, 2006 and 2005. The operating data gives effect to acquisitions and dispositions as of the effective date of such acquisitions and dispositions:

| Operating data for AngloGold Ashanti | Six months ended June 30, | |
| --- | --- | --- |
| | **2006** | **2005** |
| Total gold production (000 oz) [1] | 2,755 | 3,138 |
| Total cash cost ($/oz) [1] | 321 | 281 |
| Total production cost ($/oz) [1] | 452 | 388 |
| Production costs ($ million) | 764 | 790 |
| Capital expenditure ($ million) | 337 | 311 |
| Consolidated entities | 335 | 304 |
| Equity accounted joint ventures | 2 | 7 |

[1] Including equity accounted joint ventures.

*Gold production*

For the six months ended June 30, 2006, AngloGold Ashanti's total gold production decreased by 383,000 ounces, or about 12 percent, to 2.76 million ounces from 3.14 million ounces produced in the same period in 2005. In South Africa, gold production decreased from 1,329,000 ounces produced in the six months to June 30, 2005, to 1,257,000 ounces produced in the same period of 2006 due to lower recovered grades and volume mined at Great Noligwa and downsizing at Tau Lekoa. Gold production in Tanzania, Australia and Ghana decreased from 357,000 ounces, 261,000 ounces and 343,000 ounces, respectively, produced in the six months to June 30, 2005, to 155,000 ounces, 204,000 ounces and 304,000 ounces produced, respectively, in the same period in 2006. This was mainly due to the impact of adverse weather conditions, the delay in the Nyankanga pit push-back and lower recovered grade (at Geita in Tanzania), grade streaming and mining of high grade Watu and Western Shear zone ore during 2005 (at Sunrise Dam in Australia) and the downscaling of Bibiani to a tailings-only operation in 2006. Gold production in Argentina increased from 108,000 ounces produced in the six months to June 30, 2005, to 117,000 ounces produced over the same period of 2006, mainly due to higher feed grade at Cerro Vanguardia.

In the quarter ended June 30, 2006, gold production increased by 75,000 ounces to 1.42 million ounces, or 6 percent from 1.34 million ounces produced during the quarter ended March 31, 2006 mainly due to higher volumes mined, improved recovered grade as well as the release of previously locked-up material in South Africa (at Kopanang, Mponeng and TauTona); in Australia (at Sunrise Dam) and in Mali (at Sadiola and Yatela) due to higher tonnage throughput and higher recovered grades.

### *Total cash cost and total production cost*

Total cash costs for the six months ended June 30, 2006 were $321 per ounce, $40 per ounce, or 14 percent, higher than the cash costs of $281 per ounce recorded in the same period in 2005. This change was mainly due to substantially higher cash costs for the Australian, Brazilian, Tanzanian and Guinean operations in the six months ended June 30, 2006, which increased by 25 percent, 23 percent, 109 percent and 42 percent respectively, when compared to the same period in 2005. The increase in total cash costs at the Australian, Brazilian and Tanzanian operations was mainly due to inflationary cost increases and lower gold production when compared to the same period in 2005. The operation in Guinea (at Siguiri) recorded higher total cash costs in the six months ended June 30, 2006 mainly as a result of maintenance shut-downs and a short period of industrial action (which has been resolved) when compared to the same period in 2005. Non-capitalization of stripping costs during the six months ended June 30, 2006 accounted for nearly $15 per ounce of the total increase in total cash costs per ounce from the same period in 2005.

Total cash costs for the quarter ended June 30, 2006 were in line with total cash costs recorded in the quarter ended March 31, 2006.

Total production costs per ounce for the six months ended June 30, 2006 were $452 per ounce, $64 per ounce, or 16 percent, higher than the total production costs of $388 per ounce recorded in the same period in 2005.

### *Reconciliation of total cash costs and total production costs to the condensed consolidated financial information*

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute was a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products. This institute has now been incorporated into the National Mining Association, which has developed a uniform format for reporting total production costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry guidelines are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced.

Total production costs, as defined in the Gold Institute industry guidelines, are total cash costs, as calculated using the Gold Institute industry guidelines, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced.

Prior to January 1, 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of such stripping costs (deferred stripping). EITF Issue 04-6 prohibits capitalization of post production stripping costs effective from January 1, 2006. Except for this impact on total cash costs and total production costs, total cash costs and total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management because they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the six months ended June 30, 2006 and 2005 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

**For the six months ended June 30,**

(in $ millions, except as otherwise noted)

|  | 2006 | 2005 |
|---|---|---|
| **Production costs per condensed consolidated financial information** | **764** | **790** |
| *Plus:* | | |
| Production costs of equity accounted joint ventures [1] | 48 | 47 |
| *Less:* | | |
| Rehabilitation costs and other non-cash costs | (3) | (15) |
| *Plus:* | | |
| Inventory movement | 56 | 35 |
| Royalties [1] | 35 | 26 |
| Related party transactions [1] [2] | 10 | 23 |
| *Adjusted for:* | | |
| Minority interests [3] | (20) | (19) |
| Non-gold producing companies and adjustments | (5) | (5) |
| **Total cash costs** | **885** | **882** |
| *Plus:* | | |
| Depreciation, depletion and amortization [1] | 361 | 318 |
| Employee severance costs [1] | 4 | 7 |
| Rehabilitation and other non-cash costs | 3 | 15 |
| *Adjusted for:* | | |
| Minority interests [3] | (6) | (4) |
| Non-gold producing companies and adjustments | (2) | (2) |
| **Total production costs** | **1,245** | **1,216** |
| **Gold produced (000' ounces) [4]** | **2,755** | **3,138** |
| **Total cash costs per ounce [5]** | **321** | **281** |
| **Total production costs per ounce [5]** | **452** | **388** |

(1)   Production costs and related expenses of equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.

(2)   Relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.

(3)   Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.

(4)   Attributable production only.

(5)   In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

*Capital expenditures*

Total capital expenditure during the six months ended June 30, 2006 was $337 million compared to $311 million in the same period in 2005. This $26 million, or 8 percent, increase is primarily the result of the following factors: the $53 million increase in capital expenditure in the Brazilian region from $31 million recorded in the six months ended June 30, 2005 to $84 million spent for the same period in 2006, mainly due to the expansion project at the Cuiabá mine in south-eastern Brazil offset by the $23 million decrease in capital expenditure in South Africa, from $162 million spent in the six months ended June 30, 2005 to $139 million for the same period in 2006, mainly due to lower capital spent on the Moab Khotsong and TauTona projects and downsizing of operations at Savuka and Tau Lekoa.

**Comparison of financial performance on a segment basis for the six months ended June 30, 2006 and 2005**

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's chief operating

decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

*Revenues*

| | Six months ended June 30, | | | |
|---|---|---|---|---|
| | **2006** | | **2005** | |
| | **US dollar, millions** | **Percentage** | **US dollar, millions** | **Percentage** |
| **Category of activity** | | | | |
| Product sales | 1,292 | | 1,241 | |
| Interest, dividends and other | 13 | | 22 | |
| Total revenues | 1,305 | | 1,263 | |
| | | | | |
| **Geographical area data** | | | | |
| South Africa | 657 | 50% | 584 | 46% |
| Argentina | 70 | 5% | 44 | 3% |
| Australia | 123 | 9% | 122 | 10% |
| Brazil | 106 | 8% | 91 | 7% |
| Ghana | 144 | 11% | 155 | 12% |
| Guinea | 68 | 5% | 61 | 5% |
| Mali | 158 | 12% | 113 | 9% |
| Namibia | 25 | 2% | 16 | 1% |
| USA | 34 | 3% | 51 | 4% |
| Tanzania | 71 | 6% | 136 | 11% |
| Other, including Corporate and Non-gold producing subsidiaries | 7 | 1% | 3 | - |
| | 1,463 | | 1,376 | |
| Less: Equity method investments included in above | (158) | (12%) | (113) | (8%) |
| Total revenues | 1,305 | 100% | 1,263 | 100% |

*Assets*

| | At June 30, 2006 | | At December 31, 2005 | |
|---|---|---|---|---|
| | **US dollar, millions** | **Percentage** | **US dollar, millions** | **Percentage** |
| Geographical area data | | | | |
| Total segment assets | | | | |
| South Africa | 2,893 | 32% | 3,019 | 33% |
| Argentina | 259 | 3% | 248 | 3% |
| Australia | 735 | 8% | 737 | 8% |
| Brazil | 487 | 5% | 371 | 4% |
| Ghana | 2,094 | 23% | 2,104 | 23% |
| Guinea | 356 | 4% | 349 | 4% |
| Mali | 267 [1] | 3% | 309 [1] | 4% |
| Namibia | 53 | 1% | 51 | - |
| USA | 443 | 5% | 429 | 5% |
| Tanzania | 1,277 | 14% | 1,281 | 14% |
| Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries | 151 | 2% | 215 | 2% |
| Total segment assets | 9,015 | 100% | 9,113 | 100% |

[1]    Investment held.

**Comparison of financial performance for the six months ended June 30, 2006 and 2005**

*Revenues*

Revenues from product sales and other income increased from $1,263 million in the first six months of 2005 to $1,305 million in the same period of 2006, representing a 3 percent increase over the period. This was mainly due to the increase in the gold price in the first six months of 2006 as the average spot price of gold was $591 per ounce during the six months ended June 30, 2006, $164 per ounce, or 38 percent, higher than $427 per ounce, the average spot price of gold in the first six months of 2005, being largely offset by decreased production. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $73 million to $657 million over the six months ended June 30, 2006 from $584 million realized in the same period in 2005, as a direct result of the higher gold price. This was achieved despite a total decrease in gold production from operations located in South Africa by 72,000 ounces from 1,329,000 ounces produced in the six months to June 30, 2005, to 1,257,000 ounces produced over the same period of 2006.

Total revenues derived from Argentina increased to $70 million over the six months ended June 30, 2006 from $44 million realized in the same period of 2005 mainly as a result of the higher gold price and an increase in gold production at Cerro Vanguardia.

Total revenues generated in Tanzania (at Geita) decreased by $65 million, or 48 percent, from $136 million realized in the first six months of 2005 to $71 million in the same period in 2006 as a result of a decrease in gold production, which more than offset the increase in gold price.

*Production costs*

During the six months ended June 30, 2006, AngloGold Ashanti incurred production costs of $764 million representing a decrease of $26 million, or 3 percent, from $790 million recorded for the same period of 2005.

Production costs in AngloGold Ashanti's South Africa operations decreased by $29 million to $360 million in the first six months of 2006 from $389 million for the same period of 2005 mainly as a result of a continued focus on cost saving initiatives assisted by the weakening of the South African rand relative to the US dollar. About 47 percent of AngloGold Ashanti's production costs were denominated in South African rands in the first six months of 2006.

Production costs recorded from operations in Argentina and Brazil collectively increased from $53 million in the six months ended June 30, 2005 to $68 million over the same period in 2006 mainly due to the impact of inflationary cost increases and the strengthening of local currencies relative to the US dollar.

*Exploration costs*

Exploration costs increased from $22 million in the six months ended June 30, 2005 to $29 million in the same period in 2006 mainly due to increased exploration activities in Australia, the Democratic Republic of Congo and Guinea.

### *Related party transactions*

Related party transactions for the six months ended June 30, 2006 amounted to $9 million compared with $21 million for the same period of 2005. The reduction was mainly due to lower contract work generated by development activities and to transactions with subsidiaries of Anglo American plc no longer disclosed, following the reduction of Anglo American plc's shareholding in AngloGold Ashanti to less than 50 percent interest held, as a result of the sale in the public offering, of some of its shares in AngloGold Ashanti which was completed in April 2006.

### *General and administrative*

General and administrative expenses increased from $37 million in the six months ended June 30, 2005 to $44 million in the same period in 2006, mainly due to increased headcount, bonus and annual salary increments.

### *Royalties*

Royalties paid by AngloGold Ashanti increased from $20 million in the six months ended June 30, 2005, to $25 million paid in the same period in 2006. Royalties are mostly calculated based on a percentage of revenues and are payable primarily to local governments.

### *Depreciation, depletion and amortization*

Depreciation, depletion and amortization expense increased by $56 million to $338 million in the six months ended June 30, 2006 when compared to $282 million recorded in the same period in 2005. This increase was mainly due to increases in depreciation, depletion and amortization expense in South Africa and Ghana from $119 million and $53 million, respectively, incurred in the six months ended June 30, 2005 to $160 million and $61 million, respectively, in the same period of 2006 mainly as a result of changes in estimated lives of assets, additional expansion-related capital expenditures and amortized ore development costs.

### *Impairment of assets*

No impairment was recorded in the six months ended June 30, 2006. In the six months ended June 30, 2005 the Company recorded an impairment of assets of $7 million relating to the abandonment of exploration activities and expansion projects at Tau Lekoa and TauTona in South Africa. However, an adverse change in impairment-related assumptions which may not be mitigated by a change in other factors may result in impairments going forward.

### *Interest expense*

Interest expense increased by $6 million from $39 million recorded in the six months ended June 30, 2005 to $45 million in the six months ended June 30, 2006 mainly due to higher average debt balances, particularly short term money market loans. As at June 30, 2006 all of AngloGold Ashanti's debt (exclusive of the rand denominated corporate bond and local South African borrowings) was denominated in US dollars.

### *Accretion expense*

Accretion expense of $9 million was recorded in the six months ended June 30, 2006 compared with $1 million in the six months ended June 30, 2005. Accretion relates to the unwinding of discounted

future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

### Profit on sale of assets, loans and indirect taxes

In the six months ended June 30, 2006, the Company recorded a profit on sale of assets of $19 million (before taxation of $1 million) relating mainly to the disposal of minor equipment and assets in South America, recovery of loans written off and over-provision of indirect taxes in Guinea and Tanzania. No profit on sale of assets was recorded in the six months ended June 30, 2005.

### Non-hedge derivative loss/gain

A non-hedge derivative loss of $356 million was recorded in the six months ended June 30, 2006 compared to a gain of $11 million in the same period of 2005 as a direct result of increase in the gold price relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

### Taxation benefit

A net taxation benefit of $7 million was recorded in the six months ended June 30, 2006 compared to a net benefit of $15 million in the same period in 2005. Charges for current tax in the six months ended June 30, 2006 amounted to $69 million compared to $5 million in the same period in 2005 reflecting mainly the impact of the South African tax formula to the increase in the earnings of the operations in that country. Charges for deferred tax in the six months ended June 30, 2006 amounted to a net tax benefit of $76 million compared to a net tax benefit of $20 million in the same period in 2005.

### Equity income in affiliates

Equity income in affiliates increased to $33 million in the six months ended June 30, 2006 from $19 million in the six months ended June 30, 2005 mainly as a result of increased earnings of operations in Mali.

### Discontinued operations

A profit of $1 million was recorded in the six months ended June 30, 2006 compared to a loss of $33 million in the same period in 2005 due to the closure of the Ergo operations (at the end of March 2005) as described by note H "Discontinued operations" to the condensed consolidated financial statements.

### Cumulative effect of accounting change

During 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortizing over the expected average remaining service period of employees participating in the plan. This resulted in a cumulative change in accounting policy effect of $22 million (net of taxation of $11 million) reflected in the six months ended June 30, 2005 as described by note I "Change in accounting for employee benefit plans" to the condensed consolidated financial statements.

*Net loss/income*

As a result of the factors detailed above, a net loss of $282 million was recorded in the six months ended June 30, 2006 compared to net income of $9 million in the six months ended June 30, 2005.

**Liquidity and capital resources**

Net cash provided by operating activities was $385 million in the six months ended June 30, 2006, $224 million higher than $161 million for the comparable period in 2005. This is mainly the result of higher unit prices of gold being partially offset by lower production and higher costs and expenses over the first six months of 2006 compared with the same period in 2005.

Investing activities in the six months ended June 30, 2006 resulted in a net cash outflow of $267 million compared with an outflow of $323 million in the six months ended June 30, 2005. Cash inflows resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $51 million during the first six months of 2006 and additions to property, plant and equipment, which included capital expenditure of $335 million, were recorded in the first half of 2006 compared to $304 million in the same period in 2005 for major capital projects, including Moab Khotsong and TauTona in South Africa and the expansion project at the Cuiabá mine in south-eastern Brazil.

Net cash generated in financing activities in the six months ended June 30, 2006 amounted to an inflow of $35 million, which is a decrease of $86 million from an inflow of $121 million in the six months ended June 30, 2005, and included cash inflows from proceeds from loans of $28 million and proceeds from stock issued of $509 million following the public share offering completed in April 2006. Cash outflows during the six months ended June 30, 2006 comprised normal scheduled loan repayments of $3 million, the repayment of $400 million under the $700 million unsecured syndicated loan facility and of $118 million in local short term money market loans. The Company made dividend payments of $40 million (10 US cents per ordinary share) in the six months ended June 30, 2006 compared with dividends of $87 million (30 US cents per ordinary share) paid in the same period in 2005, a 54 percent decrease.

As a result of the items discussed above, at June 30, 2006, AngloGold Ashanti had $332 million of cash and cash equivalents compared with $196 million at December 31, 2005, an increase of $136 million, or 69 percent. At June 30, 2006, the Company had a total of $652 million available but undrawn under its credit facilities.

AngloGold Ashanti is currently involved in a number of capital expansion projects under "Capital expenditures" above. At June 30, 2006, AngloGold Ashanti had total contracted capital expenditure of $382 million related to capital projects.

To service the above capital commitments and other operational requirements the Company is dependant upon cash generated from operations and borrowing facilities.

Cash generated from the South African operations funds, to a large extent, the capital expenditure to maintain and expand those operations in South Africa. Consequently other funding requirements are serviced from borrowing facilities and offshore distributions which are subject to market and other risks. The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.

The distributions from offshore operations are subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition offshore distributions from joint venture partners are subject to consent and co-operation from those joint venture partners.

The Company's current covenant performance, cash and liquidity funds from the various resources available are within the required limits which will meet its obligations and capital commitments.

During the next twelve months, approximately $32 million of AngloGold Ashanti's debt is scheduled to mature consisting mainly of normal scheduled repayments under loan facilities.

The Company expects to finance capital expenditure projects and the repayment of debt scheduled to mature in 2006 from cash on hand, cash flow from operations and its credit facilities.

**Critical accounting policies**

The preparation of AngloGold Ashanti's financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company's critical accounting policies, please see "Item 5: Operating and financial review and prospects – Critical accounting policies" in the Company's Annual Report on Form 20-F for the year ended December 31, 2005 which was filed with the United States Securities and Exchange Commission (SEC) on March 20, 2006.

**Recently adopted accounting policies**

As described by note C "Deferred stripping costs" to the condensed consolidated financial statements, on January 1, 2006 the Company adopted The Emerging Issues Task Force ("EITF") Issue 04-6, "Accounting for Stripping Costs in the Mining Industry". Upon adoption, the cumulative effect of accounting change reduced opening retained earnings by $97 million (net of Taxation), increased the value of inventory by $5 million, eliminated the capitalized deferred stripping balance of $105 million, decreased Deferred taxation by $5 million, reduced Other long-term assets by $3 million and decreased Minority interest by $1 million.  Adoption of the new guidance will have no impact on the Company's cash position or net cash from operations. Prior to 2006 stripping costs incurred in open-pit operations during the production phase to remove additional waste were charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne and resulted in capitalization of stripping costs (deferred stripping).

As described by note J "Stock-based compensation plans" to the condensed consolidated financial statements, on January 1, 2006 the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment". Prior to January 1, 2006, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations", as permitted by SFAS123, "Accounting for Stock-Based Compensation". The Company adopted SFAS123(R) using the modified prospective transition method. The results for prior periods have not been restated. SFAS123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. This requirement did not impact the Company's cash flow disclosure for the six months ended June 30, 2006 as the Company does not receive the benefit of a tax deduction for compensation cost settled in equity. At June 30, 2006, the Company has four stock-based employee compensation plans consisting of time-based awards, performance related awards and the Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP) treated as equity settled compensation plans under SFAS123(R).  During the six months ended June 30, 2006 the Company recognized a compensation expense of $2 million related to the BSP and LTIP plans in accordance with the provisions of SFAS123(R).

The following table summarizes activity for stock options outstanding as of June 30, 2006:

| | 2006 Options (000) | 2006 Weighted-average exercise price R |
|---|---|---|
| Outstanding at beginning of year | 3,762 | 220 |
| Granted | - | - |
| Exercised | (259) | 127 |
| Forfeited (terminations) | (224) | 249 |
| Outstanding at June 30, 2006 | 3,279 | 225 |
| Options exercisable at June 30, 2006 | 582 | 122 |

As of June 30, 2006, there was $nil million of total unrecognized compensation cost related to unvested stock options. The probability of these stock options vesting is considered to be remote.

There was no change in the Company's loss before income taxes, net loss and basic and diluted loss per share for the six months ended June 30, 2006 as a result of adopting SFAS123(R) on January 1, 2006, than if the Company had continued to account for share-based compensation under APB No. 25.

**Recent pronouncement**

As described by note Q "Recent pronouncement" to the condensed consolidated financial statements, on July 13, 2006 the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS109, "Accounting for Income Taxes". FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is reviewing the guidance issued in FIN 48 and has not yet determined the impact of this on the financial statements.

**Contractual obligations**

In addition to the contractual obligations as disclosed in the Company's Annual Report on Form 20-F for the year ended December 31, 2005, during the six months ended June 30, 2006 the Company repaid $400 million under the $700 million unsecured syndicated loan facility (due January 2008) and $118 million in local short term money market loans. These amounts were funded from proceeds raised through the public share offering (completed in April 2006) and cash flow from operations. As at June 30, 2006, $85 million was drawn under the $700 million loan facility. Outstanding local short term money market loans included in short-term debt amounted to $7 million as at June 30, 2006.

**Heap leach inventory**

The costs of materials currently contained on leach pads are reported as a separate line item apart from inventory. As of June 30, 2006, $39 million was classified as short term compared with $37 million as at December 31, 2005 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As of June 30, 2006, $142 million was classified as long term compared with $116 million as at December 31, 2005.

**Hedging overview**

AngloGold Ashanti manages its revenue risk through an actively directed hedging program within board directed limits. Management continues to have the latitude to put new contracts in place where the gold price and operating circumstances make this necessary or prudent.

At June 30, 2006, the net delta hedge position of AngloGold Ashanti was at 10.14 million ounces at a spot price of gold of $620 per ounce. The net delta hedge position reflects a decrease of 1,090,000 ounces in the net size of the AngloGold Ashanti hedges compared with the quarter ended March 31, 2006. This decrease was due to maturing positions and hedge reducing strategies that resulted in the hedge decreasing by some 1.37 million ounces, offset by an increase in delta due to the second quarter end gold price of $620 per ounce being $38 per ounce higher than the first quarter's closing gold price of $582 per ounce. The marked-to-market valuation of this position at June 30, 2006 was negative $3,167 million. The Company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold by the Company.

At June 30, 2006, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the Company on this date was 10.14 million ounces (at March 31, 2006: 11.23 million ounces). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2006.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $3,167 million at June 30, 2006 (at March 31, 2006: negative $2,707 million). These values were based on a gold price of $620 per ounce, exchange rates of R7.088/$ and A$/$0.7438 and the prevailing market interest rates and volatilities at that date.

At July 26, 2006 (AngloGold Ashanti issued its IFRS results for the quarter ended June 30, 2006 on July 27, 2006), the marked-to-market value of the hedge book was a negative $3,115 million based on a gold price of $618.95 per ounce and exchange rates of R7.04/$ and A$/$0.758 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

**AngloGold Ashanti's hedge position as at June 30, 2006**

The following table indicates AngloGold Ashanti's gold hedge position at a weighted average settlement price as at June 30, 2006 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):

| | Year | 2006 | 2007 | 2008 | 2009 | 2010 | 2011-2015 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | *29,534 | 25,469 | 30,076 | 26,288 | 16,328 | 37,239 | 105,866 |
| | US$/oz | $687 | $357 | $365 | $380 | $382 | $411 | $292 |
| Put options purchased | Amount (kg) | 7,674 | 1,455 | | | | | 9,129 |
| | US$/oz | $345 | $292 | | | | | $336 |
| Put options sold | Amount (kg) | 18,970 | | 855 | 1,882 | 1,882 | 7,527 | 31,116 |
| | US$/oz | $540 | | $390 | $400 | $410 | $435 | $494 |
| Call options purchased | Amount (kg) | 7,770 | 6,357 | | | | | 14,127 |
| | US$/oz | $366 | $344 | | | | | $356 |
| Call options sold | Amount (kg) | 25,491 | 32,544 | 32,904 | 31,194 | 28,054 | 76,068 | 226,255 |
| | US$/oz | $488 | $387 | $395 | $418 | $429 | $506 | $449 |
| **RAND GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 967 | 2,449 | | 933 | | | 4,349 |
| | Rand per kg | R28,536 | R97,520 | | R116,335 | | | R86,214 |
| Put options purchased | Amount (kg) | | | | | | | |
| | Rand per kg | | | | | | | |
| Put options sold | Amount (kg) | | | | | | | |
| | Rand per kg | | | | | | | |
| Call options purchased | Amount (kg) | | | | | | | |
| | Rand per kg | | | | | | | |
| Call options sold | Amount (kg) | | 311 | | 2,986 | 2,986 | 2,986 | 9,269 |
| | Rand per kg | | R108,123 | | R202,054 | R216,522 | R230,990 | R212,885 |
| **A DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 12,752 | 6,843 | 2,177 | 3,390 | 3,110 | | 28,272 |
| | A$ per oz | A$819 | A$629 | A$663 | A$655 | A$690 | | A$727 |
| Put options purchased | Amount (kg) | | | | | | | |
| | A$ per oz | | | | | | | |
| Put options sold | Amount (kg) | | | | | | | |
| | A$ per oz | | | | | | | |
| Call options purchased | Amount (kg) | 3,110 | 3,732 | 3,110 | 1,244 | 3,110 | | 14,306 |
| | A$ per oz | A$673 | A$668 | A$680 | A$694 | A$712 | | A$683 |
| Call options sold | Amount (kg) | | | | | | | |
| | A$ per oz | | | | | | | |
| ** Total net gold: | Delta (kg) | *10,032 | 56,866 | 60,497 | 59,517 | 43,753 | 104,732 | 315,333 |
| | Delta (oz) | *322,536 | 1,828,282 | 1,945,021 | 1,913,513 | 1,406,690 | 3,367,207 | 10,138,177 |

\*  Long position.

\*\*  The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price.  This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2006.  The delta positions indicated above include positions from equity accounted joint ventures.

A limited number of the dollar gold hedge contracts included optional early termination provisions pursuant to which the hedge counterparty can elect to terminate the relevant hedging contracts on specified dates. The early termination provision which applies can be exercised in the first five business days of January 2010. These contracts form part of the Ashanti hedge that was in place prior to the Business Combination between AngloGold and Ashanti completed in April 2004.

The following table indicates AngloGold Ashanti's silver hedge position as at June 30, 2006

| | Year | 2006 | 2007 | 2008 | 2009 | 2010 | 2011-2015 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR SILVER** | | | | | | | | |
| Forward contracts | Amount (kg) | | | | | | | |
| | $ per oz | | | | | | | |
| Put options purchased | Amount (kg) | 21,772 | 43,545 | 43,545 | | | | 108,862 |
| | $ per oz | $7.11 | $7.40 | $7.66 | | | | $7.45 |
| Put options sold | Amount (kg) | 21,772 | 43,545 | 43,545 | | | | 108,862 |
| | $ per oz | $6.02 | $5.93 | $6.19 | | | | $6.05 |
| Call options purchased | Amount (kg) | | | | | | | |
| | $ per oz | | | | | | | |
| Call options sold | Amount (kg) | 21,772 | 43,545 | 43,545 | | | | 108,862 |
| | $ per oz | $8.11 | $8.40 | $8.64 | | | | $8.44 |

The following table indicates the group's currency hedge position at June 30, 2006

| | Year | 2006 | 2007 | 2008 | 2009 | 2010 | 2011-2015 | Total |
|---|---|---|---|---|---|---|---|---|
| **RAND DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | | | | | | | |
| | US$/R | | | | | | | |
| Put options purchased | Amount ($) | 55,000 | | | | | | 55,000 |
| | US$/R | R6.68 | | | | | | R6.68 |
| Put options sold | Amount ($) | 45,000 | | | | | | 45,000 |
| | US$/R | R6.44 | | | | | | R6.44 |
| Call options purchased | Amount ($) | | | | | | | |
| | US$/R | | | | | | | |
| Call options sold | Amount ($) | 55,000 | | | | | | 55,000 |
| | US$/R | R7.05 | | | | | | R7.05 |
| **A DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 53,398 | 60,000 | 20,000 | | | | 133,398 |
| | A$/US$ | A$0.75 | A$0.76 | A$0.73 | | | | A$0.75 |
| Put options purchased | Amount ($) | 40,000 | | | | | | 40,000 |
| | A$/US$ | A$0.73 | | | | | | A$0.73 |
| Put options sold | Amount ($) | 40,000 | | | | | | 40,000 |
| | A$/US$ | A$0.76 | | | | | | A$0.76 |
| Call options purchased | Amount ($) | | | | | | | |
| | A$/US$ | | | | | | | |
| Call options sold | Amount ($) | 50,000 | | | | | | 50,000 |
| | A$/US$ | A$0.72 | | | | | | A$0.72 |
| **BRAZILIAN REAL (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 12,000 | 4,000 | | | | | 16,000 |
| | US$/BRL | BRL3.25 | BRL3.31 | | | | | BRL3.26 |
| Put options purchased | Amount ($) | 2,500 | | | | | | 2,500 |
| | US$/BRL | BRL2.30 | | | | | | BRL2.30 |
| Put options sold | Amount ($) | 2,500 | | | | | | 2,500 |
| | US$/BRL | BRL2.10 | | | | | | BRL2.10 |
| Call options purchased | Amount ($) | | | | | | | |
| | US$/BRL | | | | | | | |
| Call options sold | Amount ($) | 12,500 | | | | | | 12,500 |
| | US$/BRL | BRL3.17 | | | | | | BRL3.17 |

Derivatives analysis by accounting designation as at June 30, 2006

| | Normal purchase and sale exemption | Cash flow hedge accounted | Non hedge accounted | Total |
|---|---|---|---|---|
| | US Dollars (millions) | | | |
| Option contracts | (580) | (9) | (1,116) | (1,705) |
| Foreign exchange option contracts | – | – | (13) | (13) |
| Forward sales type agreements | (949) | (469) | (39) | (1,457) |
| Forward foreign exchange contracts | – | 7 | (2) | 5 |
| Interest rate swaps – Gold | (38) | – | 41 | 3 |
| **Total hedging contracts** | (1,567) | (471) | (1,129) | (3,167) |
| Hedge restructure debtor | – | – | 20 | 20 |
| **Total** | (1,567) | (471) | (1,109) | (3,147) |

**Recent developments**

On February 10, 2006, AngloGold Ashanti announced the appointment of Reginald Bannerman, a Ghanaian lawyer, to the board of directors.

On February 27, 2006, AngloGold Ashanti announced that it had signed an agreement with Dynasty Gold Corporation, a Vancouver-based company, with exploration activities in China, to acquire an effective 8.7 percent stake in that company through a purchase of 5.75 million Dynasty units at a price of C$0.40 each. Each unit consists of one common share and one-half common share purchase warrant exercisable at a price of C$0.60 per unit for two years.

At a general meeting held on April 10, 2006, ordinary resolutions were passed with the requisite majority, providing authority to the directors to allot sufficient ordinary shares of the Company to allow it to raise $500 million before expenses but after underwriters' fees in a public offering. The offering was completed on April 20, 2006 and resulted in the issue of 9,970,732 new ordinary shares, along with the simultaneous sale of 19,685,170 AngloGold Ashanti shares held by Anglo American plc (AA plc), reducing AA plc's holding in the Company to 41.8 percent. The combined offering was priced at $51.25 per ADS and R315.19 per ordinary share (a 1 percent discount to the weighted average traded price of the shares on the Johannesburg Stock Exchange (JSE) over the 30 days prior to pricing). Net proceeds to AngloGold Ashanti of the primary offering approximated $495 million, which will be used for project development capital, capital expenditure and other general corporate purposes. Pending such use, AngloGold Ashanti used the proceeds to reduce short-term loans and borrowings under its revolving credit facility.

On May 10, 2006, AngloGold Ashanti announced that Kelvin Williams, who has been Executive Director of Marketing since the establishment of AngloGold in 1998, retired from the board effective May 6, 2006.

On June 1, 2006, AngloGold Ashanti and Bema Gold Corporation announced that they are to form a new company which will jointly explore a select group of AngloGold Ashanti's mineral opportunities located in Northern Colombia, with initial work focused on the La Mina and El Pino targets. As part of the agreement, AngloGold Ashanti has initially agreed to provide a minimum of eight exploration properties while Bema will provide a minimum of $5 million in exploration funding.

On June 15, 2006, AngloGold Ashanti announced the signature of a Letter of Intent with International Tower Hill Mines Ltd. (ITH), for the sale and option of AngloGold Ashanti's 100 percent interest in eight Alaskan mineral exploration properties and associated databases to ITH. ITH will issue to AngloGold Ashanti 19.99 percent of its issued shares following the acquisition and the completion of equity financing to raise a minimum of $10 million for future exploration activities. ITH will be required to raise an additional approximate $6 million either prior to or concurrently with the closing of the acquisition from AngloGold Ashanti. AngloGold Ashanti will also grant ITH the exclusive option to acquire a 60 percent interest in each of its LMS and Terra projects by incurring $3 million of exploration expenditure on each project within four years of the grant date of the option, following which AngloGold Ashanti will have the option to increase or dilute its stake in these projects, subject to certain conditions.

On July 14, 2006, AngloGold Ashanti announced the signing of a Heads of Agreement with Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts and third party contracts within the area of interest in the new joint venture, while Antofagasta will commit to fund a minimum of $1.3 million of exploration within 12 months of the signing of the agreement, with an option to invest an additional $6.7 million within four years in order to earn-in to 50 percent of the joint venture. Both AngloGold Ashanti and Antofagasta will have the right to increase their interests by 20 percent in copper-dominant and gold-dominant properties subject to certain conditions.

On August 4, 2006, AngloGold Ashanti announced the appointment to its board or Mr J E Mensah, a member of the Ghanaian Parliament with extensive experience in international and local economic management and Prof. L W Nkuhlu, a respected South African academic, professional and business leader.  Messrs P L Zim and his alternate, Mr D D Barber announced their resignation from the board.  The above appointments and resignations were effective from August 4, 2006.

**Forward-looking statements**

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements.  In particular, the statements made under "Gold market" regarding the future performance of the gold and currency markets and "Liquidity and capital resources" regarding sources of financing are forward-looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward-looking statements, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended December 31, 2005 which was filed with the United States Securities and Exchange Commission (SEC) on March 20, 2006. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


AngloGold Ashanti Limited


Date: August 18, 2006                    By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary